Exhibit 99.1

Transcript Bayer and Monsanto Joint Investor Conference Call 14th Wednesday, September 2016

Forward-Looking Statements Certain statements contained in this communication may constitute “forward-looking statements.” Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the following: the risk that Monsanto Company’s (“Monsanto”) stockholders do not approve the transaction; uncertainities as to the timing of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Monsanto’s operations into those of Bayer Aktiengesellschaft (“Bayer”); such integration may be more difficult time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees at Monsanto; risks associated with the disruption or management’s attention from ongoing business operations due to the transaction; the conditions to the completion of the transaction may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the impact of indebtedness incurred by Bayer in connection with the transaction and the potential impact on the rating of indebtedness of Bayer; the effects of the business combination of Bayer and Monsanto, including the combined company’s future financial condition, operating results, strategy and plans; other factors detailed in Monsanto’s Annual Report Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) for the fiscal year ended August 31, 2015 and Monsanto’s other filings with the SEC, which are available at http://www.sec.gov and on Monsanto’s Website at www.monsanto.com, and other factors discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. Bayer and Monsanto assume no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Bayer Monsanto Acquisition Investor Conference Call 14th September 2016 Bayer Monsanto Acquisition Investor Conference Call Introduction Dr. Jürgen Beunink Head of Investor Relations, Bayer Introduction Ladies and gentlemen, welcome – also on behalf of my colleagues – to today’s conference call related to our signed agreement to acquire Monsanto. The call will be hosted by our CEO, Werner Baumann; our CFO, Johannes Dietsch; Liam Condon, member of the Bayer Board of Management and the head of the Crop Science Division and Hugh Grant, CEO of Monsanto. Before we start, I’d like to draw your attention to the forward-looking statements and additional legal information which is available at the beginning of the presentation. be read in conjunction with this presentation. It should 2

Bayer Monsanto Acquisition Investor Conference Call 14th September 2016


Advancing
Together
Additional Information
This communication relates to the proposed merger transaction involving Monsanto and Bayer. In connection with the proposed merger, Monsanto and Bayer intend to file relevant materials with the SEC, including Monsanto's proxy statement on Schedule 14A (the "Proxy Statement"). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, and is not a substitute for the Proxy Statement or any other document that Monsanto may file with the SEC or send to its stockholders in connection with the proposed merger. STOCKHOLDERS OF MONSANTO ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC's web site, http://www.sec.gov, and Monsanto's website, www.monsanto.com, and Monsanto stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Monsanto. In addition, the documents (when available) may be obtained free of charge by directing a request to Corporate Secretary, Monsanto Company, 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, or by calling (314) 694-8148.
Monsanto, Bayer and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Monsanto common stock in respect of the proposed transaction. Information about the directors and executive officers of Monsanto is set forth in the proxy statement for Monsanto's 2016 annual meeting of stockholders, which was filed with the SEC on December 10, 2015, and in Monsanto's Annual Report on Form 10-K for the fiscal year ended August 31, 2015, which was filed with the SEC on October 29, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available.
Page 3 Investor Conference Call September 14, 2016

We really appreciate that you could join our call on such short notice. We ask for your understanding that we will close the call after one hour and limit the Q&A session to two questions per person. A webcast of this telephone conference will also be made available.

I would now like to hand over to Werner Baumann.

Presentation

Werner Baumann

CEO, Bayer

Bayer and Monsanto to Create a Global Leader in Agriculture

Thank you, Jürgen. Ladies and gentlemen, good morning, and thank you so much for joining our conference call on short notice. We are welcoming you today from the U.S. to pay tribute to a real extraordinary event, and that is that I am delighted to announce that earlier this morning Hugh and I signed a merger agreement with Monsanto, one of America's truly iconic companies, to combine with Bayer. And I am extending my utmost respect and a very personal welcome to Hugh Grant who is with us here today. He has kindly agreed to travel with Liam and myself to St. Louis later today to introduce us to his team there.

Hugh and his team have built Monsanto into an outstanding business. Since our first announcement on 23rd May, the process that led us to today has been a great testament to the vision and the mutual respect of all involved, and especially down to Hugh, that we are

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Bayer Monsanto Acquisition Investor Conference Call 14th September 2016 now announcing such an agreement together, paving the way for a successful combination of our two great organisations. Before would like to now hand over to Hugh. I take you through the highlights of our agreement I Please, Hugh. Hugh Grant CEO, Monsanto Remarks Thank you very much, Werner, and good morning to everybody on the line. Thanks for joining us to discuss this exciting development. I share in Werner’s enthusiasm about today’s announcement and the combination of our two businesses. At Monsanto we have discussed the value of an enhanced agriculture portfolio for a long time now. We are entering a new era in Ag – one in which growers are demanding new solutions and technologies to be more profitable and to be more sustainable. Our Executive Team and our Board of Directors believe that this combination with Bayer secures our shared vision to provide the sustainable solutions necessary to meet these demands and feed an ever-growing world. This transaction wasn’t born in a boardroom – it started in the field where we heard farmers call for greater innovation and more sustainable solutions. We have considered multiple strategic options, and ultimately, we believe that this combination best positions us to deliver a wide set of solutions to meet growers’ needs on a truly global scale, regardless of their size. In this new era of agriculture, farmers need greater, more sustainable solutions and technologies… and they need them now faster than ever before. I’m very proud of Monsanto’s history of innovation in the Ag sector – of our leadership in bringing forward novel solutions no one thought possible in biotech and advanced seed breeding, and making those broadly accessible through our licensing approach. And we are now repeating this approach with our leading open infrastructure digital Ag platform, which will enhance options for growers globally. This combination will fuel growth from the sharing of ideas across the companies’ R&D engines and our global operations. By pairing Bayer’s crop protection portfolio with our seeds, traits and digital agriculture tools, we will accelerate pipeline advancements, driving a faster discovery and delivery rate of improved solutions. Today’s announcement is the first of many milestones ahead, and we are confident in our path to completion. This transaction is about creating a combination that will provide better solutions to farmers to feed a growing world. Monsanto and Bayer are two different, but highly complementary businesses. We are confident that we will obtain the necessary regulatory approvals. Our Board of Directors underwent a comprehensive evaluation process, alongside legal and financial advisors, including assessing a broad range of strategic options and opportunities. We unanimously determined that a combination with Bayer represents the most compelling value for our shareowners, with the most certainty through the all-cash consideration. So, before I conclude, I want to acknowledge the hard work and the dedication of Monsanto employees. You have made this business great. For your dedication, your hard work and your innovation to bring us to this point, thank you very much. Your individual and collective contributions have elevated Monsanto into the industry leader that it is today. And I am 4

Bayer Monsanto Acquisition Investor Conference Call 14th September 2016 incredibly proud of what Monsanto has built over the course of its history, and I look forward to the future success of this extraordinary compelling combination. As always, thanks to our investors for joining us today. I will now turn the call back to you, Werner, but would be happy to speak to some of you during the Q&A at the end of this call. Werner Baumann CEO, Bayer Bayer and Monsanto to Create a Global Leader in Agriculture Thank you, Hugh. I think we have plenty of opportunity to answer the questions later on. So with that, let me now continue. In combining Bayer and Monsanto, we will create a global leader in the agriculture industry. Together we will help to deliver integrated solutions and prepare the industry for the next generation of farming. We have identified considerable potential for sales and cost synergies and we expect to create significant value for our shareholders. The transaction represents a major step forward for our Crop Science business and will reinforce Bayer as a global innovation-driven Life Science company with leadership positions in its core business segments. Bayer has a strong culture of innovation and values to which we remain highly committed. Sustainability and corporate social responsibility are an integral part of our business model. Transaction summary This transaction is a compelling opportunity for the shareholders of both companies. Following receipt of additional information and thorough analysis conducted during the due diligence process, we have raised our initial offer and have agreed on an all-cash consideration of $128 per Monsanto share, representing a premium of 44% to the Monsanto share price of $89.03 on 9th May 2016, the day prior to our first proposal. The last twelve 31st months EBITDA multiple is 18.6x as of May 2016. For a more normalized view, we provide the 2017 consensus EBITDA multiple of 16.5x, given the current trough situation of the market. The transaction was unanimously approved by Monsanto’s Board of Directors as well as Bayer’s Board of Management and our Supervisory Board. In combining our two companies, we are well positioned to benefit from a cyclical upswing in the Ag market and we expect to create substantial value for our shareholders. We have identified significant potential for sales and cost synergies which was confirmed during due diligence. We expect earnings contributions from annual net synergies of approximately $1.5 billion after year three plus additional synergies from integrated solutions increasing over the years thereafter. The transaction is expected to be accretive to core EPS in the first full year after closing, with double-digit percentage core EPS accretion in the third full year after closing. We expect to earn our cost of capital on this transaction after year four. As we have previously said, we plan to finance this transaction with a combination of debt and equity. The expected equity component of approximately $19 billion is expected to be raised through issuance of mandatory convertible bonds and through a rights issue with subscription rights. Bridge financing for $57 billion is ready and also co-underwritten by five banks. We 5

Bayer Monsanto Acquisition Investor Conference Call 14th September 2016 are targeting an investment grade rating post-closing and remain fully committed to the single “A” credit rating category in the long term. Looking ahead to our future as a combined company, we plan for the global Seeds and Traits and also the North American commercial headquarters to be in St. Louis, Missouri; the global Crop Protection and overall Crop Science headquarters in Monheim, Germany; and an important presence in Durham, North Carolina, as well as many other locations throughout the U.S., and also around the world. Digital Farming for the combined business would be based in San Francisco, California. We will work diligently with regulators to ensure a successful close as Hugh has already outlined. To underline our confidence in the outcome of the regulatory process we have committed a reverse break-up fee of $2 billion and have made substantial commitments, including divestiture commitments, if required by the regulatory authorities. We will submit merger control and other regulatory filings and are confident that we will obtain the necessary regulatory approvals. Monsanto plans to convene a shareholder meeting in late 2016 or early 2017 to vote on the proposed merger agreement. Closing of the transaction is expected by the end of 2017. Combination Creates a Leader in Life Science with a Balanced Portfolio A look at the 2015 pro-forma life science sales with Monsanto shows the impact on the overall portfolio of Bayer. Monsanto will add €12.7 billion in sales, an EBITDA of around €4 billion and more than 20,000 staff to Bayer. The healthcare businesses and the crop science business will be equally balanced and will significantly add to our leadership claim in the individual life science businesses. Highly Attractive Agriculture Industry Benefiting from Macro Trends The acquisition of Monsanto is driven by our strong belief that this combination is a powerful response to the enormous challenges facing farmers and the Ag industry overall. By 2050 the world’s population is expected to grow by an additional 3 billion people. This represents about six times the population of Europe today. Land per capita available to grow food, however, is expected to decline by around 17% during the same period. A significant increase in food production of 60% is required to feed the planet. Innovative solutions are a prerequisite to close the gap between food requirement and current production levels. The combination with Monsanto represents the kind of revolutionary approach to agriculture that will be necessary to sustainably feed the world, as we enable growers with a broad set of enhanced agriculture solutions. Creating a Global Leader in Agriculture The combination of Bayer and Monsanto will form a new global leader in an industry worth about €85 billion. We are convinced that the combined business will be ideally suited to cater to the requirements of farmers and the challenges of the industry because it has equal and meaningful strengths in both crop protection and seeds and traits, and digital and analytics. Monsanto is an extraordinary fit and a major advance for us – both at the divisional and also at the Group level. Monsanto has a strong position in conventional and biotech seeds, complemented by a non-selective herbicide business. The business demonstrates strong growth dynamics. Monsanto delivered 10 year sales CAGR of 12% in Seeds and Genomics and 19% overall EPS growth. Monsanto has a significant presence in both North and South 6

Bayer Monsanto Acquisition Investor Conference Call 14th September 2016 America. They have demonstrated extraordinary innovation capabilities and are also at the forefront of Digital Farming with more than 92 million acres enrolled. Bayer in turn is a global leader in crop protection, especially in insecticides and seed growth, with a strong seeds portfolio in selected crops. We have a strong footprint in Europe, and we also have a proven track-record in crop protection R&D and continue to develop our Digital Farming portfolio. As you can see, Monsanto is a strong match in every respect and highly complementary to our business. Combined Company Expected to Create Significant Strategic Benefits The combination of Bayer’s Crop Science business with Monsanto creates significant strategic benefits. We will have a broad portfolio across indications and crops, with enhanced customer access supporting further growth potential due to the complementarity of the products. We are creating a company that can offer integrated solutions that help farmers manage the increasing global food demand. Immediately, we will benefit from our ability to offer a broader variety of seeds and traits and crop protection products and from the smart combination and usage of products based on agronomic science. Furthermore, we would create a leading platform in digital farming. In bringing together these two businesses we will create a leading innovator with a strong R&D technology platform and a broad pipeline across seeds and traits and crop protection, including biologicals. The combined businesses’ innovation potential will be extraordinary and in turn could support farmers around the world to close the productivity gap in agriculture. Both businesses are highly complementary regarding segments and geographies. And with that I would like to hand over to Liam Condon. Liam, please. Liam Condon Member of the Board of Management and Head of the Crop Science Division, Bayer Thank you, Werner. Together, Bayer and Monsanto will have the capabilities and resources to offer farmers truly integrated solutions by combining three areas of expertise: seeds and traits, crop protection including biologics, and digital farming. Our strong technology offerings will enable farmers to receive the solutions they need and advice on when and how to apply them. Advancing from Combined Offering to Integrated Solutions The combination of our two organizations allows us to bring a wide range of benefits directly to farmers, in both the short and long term. In the short term, we will have the ability to offer farmers a broad variety of seeds and crop protection products and by using Bayer and Monsanto’s sales forces and infrastructure, we can reach farmers in more places with more products and services. Mid-to-long term, the combined company plans to provide growers with integrated solutions based on the smart combination and optimized usage of products, agronomic advice and digital agriculture solutions. In the future, we plan to develop innovative, integrated systems based on technologies optimally designed to work together. 7

Bayer Monsanto Acquisition Investor Conference Call 14th September 2016 These all result in significant and lasting benefits for farmers: from improved sourcing and increased convenience in the short term, to improved yield with optimised inputs in the mid-to-long term. And importantly, they support farming in a more efficient and sustainable manner. Combined Offering to Fully Address Farmers Needs The combined offering is expected to enable us to address farmers’ needs across crops and indications even more comprehensively. This slide shows a soybean plant lifecycle in Brazil. This example demonstrates that together with Monsanto we will be able to offer dedicated products for each step along the life cycle of a soybean plant. The set of innovative technologies combined with season-long advice will help farmers to optimise inputs with a corresponding improvement in yields. The benefits of a comprehensive portfolio are not just theoretical. We already have a blueprint for how our combined and complementary portfolio of solutions will be advantageous for farmers. Take Canola as an example: with our wider range of products, we can offer farmers innovative solutions throughout the crop cycle. High-quality seed varieties provide access to the farmer, whose various needs are then addressed through a complete crop protection and services portfolio for seed treatment and weed, pest and disease control. We see significant growth potential for this concept across the combined Bayer Monsanto portfolio. Combined technologies enable integrated enhanced solutions The combined technologies of Bayer and Monsanto will enhance our ability to provide farmers with integrated solutions for commercially important crops like corn and soy. These broad-acre crops account for about 40% of the global agriculture market value. With strong positions across all relevant technologies, Bayer and Monsanto combined will be well positioned to provide farmers with integrated solutions they need, now and in the future. Digital farming We expect that digital farming will, over time, have transformational potential for the agricultural industry and following multibillion dollar investments, Monsanto is at the forefront of this revolution. Digital farming will create new opportunities for data-based decision support to help farmers grow higher-yielding crops and manage risks more efficiently. Today, each farmer goes through more than 40 major planting decisions each season. The agronomic decision engine uses digital farming capabilities to capture and analyse data and make recommendations specific to farmers along the entire planting cycle, so that these decisions can be optimised to deliver more yield while also improving sustainability. The combination of Monsanto and Bayer in digital farming has the potential to bring this transformation to life. For instance, at Bayer we are using satellite imagery to detect disease patterns at a very early stage and give more tailored recommendations so that farmers can spray the right part of the field early on and not the entire field too late. Amongst other things, Monsanto helps farmers optimise their daily decision-making with field-level weather information so that farmers can make field management decisions with confidence. 8

Bayer Monsanto Acquisition Investor Conference Call 14th September 2016 Our longer-term vision is an outcome-driven value proposition. We are not simply selling farmers seeds, traits and crop protection products but optimised field-level prescriptions to improve on-site decision-making and execution. In the future, we should be able to offer outcomes-based solutions, for example a disease or weed-free acre or maybe even a yield guarantee, to give some examples. Building integrated systems from interdisciplinary approaches Of course, the combination is not only about the existing products and services the companies bring together; it is also about the new solutions that we will be able to create together. Through an interdisciplinary approach, we are convinced that we will be able to develop more innovative and sustainable solutions based on an integrated systems approach across our chemistry, biological and data science technology platforms. This approach will have significant benefits for farmers by leading not only to more but also to faster innovation, for example by taking a parallel instead of sequential approach to development. As a concrete example, based on such an integrated approach, new, resistance-breaking herbicide tolerance systems may become available that are based on optimal parallel development of traits, herbicide chemistry, and high-quality germplasm, all of which are available within our newly combined organisation. Innovation Both companies are built upon a commitment to and belief in the importance of innovation and sustainability that not only allows us to succeed in our field, but also enables us to help solve some of the world’s most pressing issues in agriculture, through our combined complementary skills in research and development. We at Bayer have a leading position and expertise in crop protection research and development, while Monsanto focuses in seeds and traits. So, jointly, we will have significant capabilities, with around 10,000 employees in research and development and a strong technology platform. Our combined pro forma R&D investment will amount to around €2.5 billion. The combined R&D pipeline is expected to enable us to better serve growers and address their challenges and needs with tailor-made solutions across crops, indications and technologies. Company pipelines Our short, mid and long-term pipelines are highly complementary. And together Monsanto and Bayer will have an even stronger R&D portfolio across technologies, crops and indications and of course development stages. Just as an example, we show the combined pro forma pipeline projects in soybean, a crop for which demand is expected to grow significantly over the coming decades. Here you can see our comprehensive, complementary, and highly competitive pipeline across all development stages. With that I would like to hand over to Johannes Dietsch. Johannes Dietsch CFO, Bayer Expected synergies Thank you, Liam. Our analysis shows that the combination is expected to generate considerable sales and cost synergies. Initially, Bayer expects annual EBITDA contributions 9

Bayer Monsanto Acquisition Investor Conference Call 14th September 2016 from total synergies of approximately $1.5 billion after year three, plus additional synergies from integrated solutions in future years. Around 70% of cost synergies are expected to stem from SG&A savings, including an integration of country platforms, public company expenses and cost synergies from optimising marketing and sales functions, while maintaining an exceptional global footprint for future growth. For sales synergies, we expect a top-line acceleration resulting from more customised product combinations and integrated solutions across geographies. Synergy numbers are on top of Monsanto’s announced restructuring program. We expect the one-time costs required to generate these synergies to amount to 1–1.5 times three years after closing. the run-rate cost synergies over In addition, the creation of an enhanced agricultural substantial longer-term synergies. Sales synergies are long-term from integrated solutions. platform is expected to generate expected to expand in the mid-to-Attractive value creation opportunity A combination of Bayer and Monsanto represents an attractive value creation opportunity. The combined ag business is a premium asset which has the potential to command a premium valuation. Together, we will draw on the collective expertise of both companies to build a leading agricultural player with advanced innovation and R&D capabilities, to the benefit of farmers. We expect significant near-term synergy potential and in addition substantial longer-term synergies from integrated solutions. As a result, we expect stronger growth, better profitability and a more resilient business profile. Financing overview We have a fully underwritten bank facility in the amount of $57 billion in place.Further capital market take-out is planned to be effectuated via senior and subordinated – or so-called hybrid – corporate bonds. We are envisaging an equity increase of approximately $19 billion, through the issuance of mandatory convertible bonds and through a rights issue. As already stated with our original offer announcement, we are targeting an investment-grade rating post-closing. There is no change to our strong commitment to a single A rating category in the long term. We have proven with past large M&A projects that we are very capable of deleveraging expeditiously and that we are disciplined in that regard. And we confirm our dividend pay-out ratio of 30–40% of core EPS. With that I would like to hand back to Werner Baumann. Werner Baumann CEO, Bayer Path to completion Ja, thank you Johannes. So, let me now come to next steps, following today’s signing of the merger agreement and where we will focus on two major areas: 10

Bayer Monsanto Acquisition Investor Conference Call 14th September 2016 1. The commencement of the process seeking regulatory approval; 2. The Monsanto shareholder meeting, which is expected to take place in late 2016 or early 2017. Closing is currently expected by the end of 2017. A compelling logic Both Monsanto and we at Bayer are absolutely convinced that this combination of our two complementary businesses has a compelling logic and creates value in a major way for all constituencies. It is a synergistic case which has the potential to achieve a premium valuation, based on improved profitability, strong earnings accretion and enhanced earnings growth. Overall, we believe that this is a highly value-accretive transaction which benefits not only the shareholders but also our customers, employees and all stakeholders involved. That concludes my remarks. Thanks for your time. Thanks to you, Liam and Hanno and we will now be happy to take your questions. Q&A David Begleiter (Deutsche Bank): Good morning. Werner and Hugh, have you had any initial contacts with regulators and if so, what has their initial feedback been on this combination? Werner Baumann: Thanks for the question. We have been in some initial contacts with the regulatory agencies, describing what this combination would be about and we have, so far, received encouraging feedback but nothing beyond it because we are only now starting to work together on putting together the necessary information for the regulatory filings. Hugh Grant: The only thing I would add is we have done a great deal of work as we looked at previous transactions. The appealing thing on the combination with Bayer is we are a seed biotech, data science company. To Werner's prepared remarks, they are pre-eminent in chemistry, so the overlap is actually quite small, with a few obvious exceptions. So we feel very good about the pathway to a close on this. David Begleiter: Just one more thing, how did you go about, in Bayer, to value your digital ag platform in that 128 purchase price? Werner Baumann: There is no specificity on the individual components but, as you can imagine, David, the way new technologies can change business models and with a significant investment and Monsanto really being at the forefront of this development, this is going to be highly valuable, as it has been to Monsanto, with the level of penetration that has already been reached, we talked about the 92 million acres that have already been penetrated. It would be highly valuable to the combination of Bayer and Monsanto and on top of that, Hugh addressed it in his remarks, this is going to be an open platform that can actually be the standard for the entire industry. 11

Bayer Monsanto Acquisition Investor Conference Call 14th September 2016 So: highly valuable, fully priced-in of course, in the consideration of $128 but very difficult to now take bits and pieces apart because it would also be part of an overall offering to better serve farmers. David Begleiter: Thank you very much. Hugh Grant: Thank you. Joel Jackson (BMO Capital): Hi, thank you for taking my questions. The first question I would ask is to Hugh. Hugh, you talked about, in the last couple of years, hoping to achieve a $10 EPS rate by the turn of the decade, I mean the end of the decade. Can you talk about what has led you to believe that maybe that would not be possible and this would be the best transaction for shareholders? Hugh Grant: Thanks for your question, Joel. A few questions, why did this take so long? We went through a very thorough process; we looked at a whole range of options, including our standalone case and the board and management reached the conclusion that this is a really significant opportunity in the Bayer combination. It is an all-cash deal, it is a 44% premium, it is an 18.5-times multiple. So we are very enthusiastic for the deal. And as I have talked over the last few years, we believe very strongly that, number one, consolidation in the industry is a prerequisite to further invest in R&D and number two, by combining these platforms, you bring the intimate link between chemistry, biology and data science together and I think that brings an opportunity for future growth in the mid term. Joel Jackson: Okay, thank you for that. My second question would be looking at page 21 of the slide deck. You talk about $300 million of sales synergies, it is a little bit general comments there. Can you give any more specificity on some of the lowest-hanging fruit to achieve the $300 million of sales synergies? Thanks. Liam Condon: There are different areas. Thanks for the question. One is of course, Monsanto has a very broad seed footprint, where of course we have opportunities with enhanced customer access, then, to bring a broader portfolio, so this would be product combinations in the short term will be possible. There is another area, in vegetable seeds, where we see opportunities to further enhance our overall sales performance. And I think that the more exciting thing is actually rather in the long term, where we are looking at developing really integrated solutions that have been optimally designed to fit together at the R&D stage and are then brought to the market. And that is why we talk about the longer-term revenue synergies related to integrated solutions but they only come significantly after, then, the first three years. Hugh Grant: I think the other opportunity, Liam, is geographic expansion. Liam Condon: Yeah. Hugh Grant: So Bayer is present and has a really strong presence in a number of emerging markets, where biotech has been a little bit slow and I think there are near-term opportunities using the Bayer presence to bring conventional seed and biotech to those as well. Liam Condon: Yeah. Joel Jackson: Thank you very much. 12

Bayer Monsanto Acquisition Investor Conference Call 14th September 2016 Florent Cespedes (Societe Generale): Good afternoon, gentlemen, Florent Cespedes from Societe Generale, thank you very much for taking my questions: two quick ones for Werner. First a clarification on the financial aspects; the second is the big picture. So, first, Werner, you say that you will cover your cost of capital after four years. Do we have to understand that it is four years after closing, so it means end 2021? And my second question is big picture, regarding synergies. We see the rationale in agro but could you elaborate a bit on the synergies across the life science portfolio, as now you have a quite balanced portfolio between agro and healthcare. Thank you. Johannes Dietsch: Okay, on the first one, regarding the cost of capital, we have the first full year of integration in the year 2018, assuming a closing by the end of 2017. then be 2020 and after four years only 2022 you have to look at. Year three will Florent Cespedes: Thank you. Johannes Dietsch: Okay, Florent, now your big-picture question, synergies across the life not based on sciences portfolio. Our rationale of running the business as we have is synergies between the businesses but it is our belief that we can make a difference in each of these businesses with the competencies we bring to the table and that is what these businesses stand on and that is what they thrive on. Yet, there are areas of opportunity. So I would not call them synergy, I would much rather call them opportunity and one of the things that might prove to be of great value across our life sciences portfolio is Monsanto's patent estate, that may reach beyond ag applications, with broader applicability in the areas of e.g. human or animal health. There are technologies that lend themselves to being deployed in each of these fields, for example gene editing technologies. That would be an area that you could think about as opportunity but no hard synergy that you can actually put a deliverable around during the next 3–5 years. Florent Cespedes: Okay, thank you very much. Jonas Oxgaard (Bernstein): Much appreciated. We were wondering a bit about how you are going to navigate the political landscape. If I understood it correctly, Bayer promised that there would be no job cuts in Germany and yet $1.2 billion of synergies then would have to come from the US. I cannot really see the US being all that happy about that. What is your overall comment on this? Werner Baumann: Thanks, Jonas, for the question and coming back to what we covered during some of the presentation material, this combination is one that actually has very little overlap. And relative to the size of the organisations and the businesses that come together, the potential of value creation sits in the growth and innovation capabilities of that combined organisation and not in a pure cost-cutting exercise. Yet we do of course have overlap and as you would do also in a business that you run absent a transaction like ours, it is a question of taking out redundancies and putting an organisation up to navigate a new direction, with freeing up funding to be redeployed into the business, or to be put to the bottom line. And that is an exercise that is not limited by any means to jurisdictions or countries where we try to cater to certain constituencies. It has to be driven by our desire to do the right thing for the business and that means for our customers, in really freeing up the resources that need to be deployed behind the cause that we are working for. 13

Bayer Monsanto Acquisition Investor Conference Call 14th September 2016 There will be elements of cost savings in different functions; there will be in the US, there will also be some in Germany, some in Continental Europe, also in the Americas, where we have big and standing organisations. We will certainly also look at some of the programmes that both companies run that, once you put the companies together, happen to be totally or partially redundant and then we combine those. We will also have synergies that come from our suppliers, with better conditions, where we can leverage the bigger purchasing power we have as an organisation and that is another element that is going to weigh in when you talk about the $1.2 billion by year three. Jonas Oxgaard: Okay, thank you; one more, if you do not mind. So I would agree that we are close to a trough in ag but what is the catalyst for an up-cycle here? Population growth, less land per capita, all those have been true for a very long time but not really drivers of an up-cycle. Hugh Grant: Well, Jonas, far be it from be to call the upturn in agriculture. We have seen four bumper harvests back to back, but the piece that is very often missed with that is the demand curves have continued to increase. So we are one bad harvest away from this turning, and heaven forbid, but the rules of nature – I think agriculture, the demand curves are alive and well, we are going to see the continued draw-down in inventory and it is a hard thing to call. I think a deal like this looks beyond a trough and a deal like this talks about – going to your first question, there are so many deals that are set up and they are exclusively cost. This is a deal that looks at significant opportunities in cost but you have to see beyond that. And the opportunity beyond that is how you bring two separate platforms together, between biotechnology, traits, data science and chemistry and you unlock opportunities, not waiting for an ag cycle to turn but given farmers who are starving for innovation today better tools as quickly as you can. I think that is the name of the game on this, rather than trying to time when a cycle turns. Jonas Oxgaard: Fantastic, thank you. Hugh Grant: Thank you very much. Werner Baumann: Thank you, Jonas. Peter Verdult (Citi): Good afternoon. Just two questions, firstly, for Liam and Hugh, are either of you in a position to walk us through how the proposed management team that is going to lead this now going forward, how that is going to shake out between the businesses? And then secondly, for Liam and Johannes, you have touched upon synergies, just some other issues you can touch on: I realise that tax is not a driver of the deal but what are the tax implications? What are the likely level of required divestments that you are working on? could you just push a bit more, or give us a little bit more talking about political And and the government risks, particularly in Europe, given some of the noises that European Commission has made and the fact we now have, essentially, six players proposing to go to three and the world's food supply being in the hands of so few companies. Thank you. Liam Condon: Thanks a lot, Peter. If I got the question right, just on the management team, just to be clear, the focus so far has been on getting agreement on the transaction and 14

Bayer Monsanto Acquisition Investor Conference Call 14th September 2016 it is too early today to make any calls on the personnel side, so that is something that we will be following in due course. Hugh Grant: Yeah and the only thing I would add to that is, from my team and my personal involvement, our focus will be twofold. One, in the 12–15 months that Werner talked about, there is going to be a harvest and a couple of springs. We will be focussing on satisfying growers and making sure that we continue to deliver on our core business, number one, so trying to avoid the distraction. Number two, we will be focused on the pathway to close. Werner and I have not had that conversation yet but I think there are miles to travel in making sure that we deliver for our customers and our shareholders. Werner Baumann: Johannes Dietsch is going to answer your questions on tax and divestiture and then we will flip it back to Liam on the political environment. Johannes Dietsch: Peter, we are very specific on the operational synergies and you have received a lot of information on that one.We have not given a specific target on the tax synergies. Of course we have the ambition to optimise the combined effective tax rate thereafter but we have not given any specific indication on the value creation from the tax side since this deal is not driven by tax optimisation at all. It is more on value creation. Liam Condon: On the political side we have been encouraged by the feedback we have been getting so far in all key jurisdictions and all of our discussions. I think there is a good sense of the strategic rationale behind the deal and the fact that we are focusing on innovation and growth is highly appreciated. We will see how this pans out but feedback so far has been positive. I think specific, in the US we are encouraged by the fact that the ChemChina Syngenta deal was approved from a CFIUS point of view. We will of course also be going through this process but at least our initial analysis is that this should not be an issue for either company. Hugh Grant: From the work that we have done, I would completely agree. You mentioned six players and I think that is a misnomer in this. The industry is incredibly fragmented. It is disaggregated and when you look at the challenges facing agriculture and the need for new innovation we are going to have to focus resources to unlock that. I agree with Liam based on the two platforms that the companies have the focus on chemistry versus biotech and traits and seed. There is very little overlap and I think it is a very clean deal. Peter Verdult: Thank you. Werner Baumann: There was, as far as we understood, one last question you had, Peter on divestitures, divestments and other portfolio. Johannes Dietsch: Well, this deal is exclusively financed with the combination of debt and equity, we are not using portfolio to fund the deal and we also are very confident that we do not need to take any penny away from resources in our healthcare business to finance the deal. Does that answer the question? Peter Verdult: Sorry, Johannes, if you can still hear me I meant divestitures within the combined crop business. I was not talking about animal health or anything else. Johannes Dietsch: Okay. It is way too early to talk about possible or necessary divestments because we are really at the beginning of the merger control process and we will come up in due time with more information on that one. 15

Bayer Monsanto Acquisition Investor Conference Call 14th September 2016 Mark Connelly (CLSA): Hugh, given your enthusiasm for the long-term value and Werner’s various comments about the cyclical up-swing potential, why is the Monsanto Board looking for an all-cash deal? I can see why Bayer would want an all-cash deal but why is Monsanto not more anxious to participate in all of that up side? Hugh Grant: Mark, thanks for your question. As I mentioned at the start, we had a very thorough process. We looked at a whole range of other alternatives. Some of them will become clear when we submit a subsequent regulatory filing. It is difficult to talk about today. However, this was a very strong offer. It was all-cash and cash is a good thing. I think based on the alternatives we had in front of us this was the superior offer. Mark Connelly: Okay, that is helpful. The second question is for Werner. When we talked to Ag dealers in Brazil they tell us that Bayer has unquestionably the most robust crop protection pipeline over the next five years of new registrations which would seem to position this really nicely as a ramp-up to when the combination benefits kick in. Is your registration pipeline as strong in the US and Europe as it looks like it is in Brazil? Liam Condon: Yes, thanks a lot Mark, I could confirm that. I think it is generally acknowledged within the industry that we do have probably the most comprehensive pipeline on the crop protection side. This is a mix of both chemical and biological approaches which we think will be further powered then through the digital Ag platform that we are building on. We do have a particular strength in Latin America that we are looking forward to teaming up with Monsanto to make more of that. Mark Connelly: Very helpful, thank you. Werner Baumann: Thank you. Donald Carson (Susquehanna Financial): A question again on the regulatory and also on the deal structure. Is there any provision to adjust the purchase price if the mandated divestitures are greater than expected? The obvious ones here seem overlap in cotton and canola seed and glufosinate and glyphosate but its regulators go beyond that. At what point does the deal either not go through or you have some sort of an adjustment to the purchase price? Werner Baumann: Thanks, Don. There is no adjustment mechanism. We have assessed the risk. There are some provisions in the contract that provide the necessary comfort to you and this Board that we fully stand behind the necessary anti-trust divestitures. That is where I would leave it at this point in time. Donald Carson: Yes. Then a follow-up. The regulators are not going to be just looking at this deal in isolation. They have indicated publicly that they will be looking at the impact of all the other consolidations that are going on. What gives you the confidence, because we have never seen a situation with this kind of consolidation happening all at once, that you are going to receive all the required regulatory approvals and that there will not be more divestitures required than you had originally anticipated? Hugh Grant: Thanks for the question. Maybe Liam will add to it but I think there is two pieces. One, for the last three or four years I have been personally talking about the need for consolidation in the industry to drive the next round of innovation. You are seeing that on a sectorial basis at the moment so it is broadly across the industry. I think for our competitors, 16

Bayer Monsanto Acquisition Investor Conference Call 14th September 2016 we are all going through the same challenge and frankly we are experiencing that challenge at the same time that our grower customers are experiencing it. To get to the next round I think we need to be doubling down and spending even more on R&D. That is number one. Number two, and it is unique to this transaction, some of these are very heavily driven by cost. I think the unique thing about the Bayer Monsanto combination is that there is very little overlap, I talked about this earlier, between seeds, biotech and digital agriculture and Liam’s point on the pre-eminent chemical pipeline around the world. When you look at that from a regulatory point of view as we studied it, it is a very clean deal. The overlaps are clear and obvious and they are fairly minimal. That gave us comfort as we ran this analysis. Donald Carson: Thank you. Liam Condon: We have gotten extensive advice from anti-trust experts and law firms. At the end of the day we usually look at things through a specific market and specific portfolio and because of the high complementarity from a portfolio and a geographic point of view we see very minor isues which we think can be taken care of relatively speedily. Tony Jones (Redburn): I have got two. First one, just coming back to synergies, I have got a question for the Bayer team. Could you help us with the expected annual phasing of the cost savings? Assuming that is the gross target what do you think the expected net retention could be after other gross investments and inflation? Secondly, I have got a question for Hugh. On trait licensing, is there any change of ownership clause which commonly features in your trait licensing deals? The transaction today, does that have any financial implications for arrangements you might have with Pioneer and Syngenta? Thank you. Johannes Dietsch: Thank you for the question on the synergies again. Costing $1.5bn which if you spread out is for the year 2021. At this point in time those should be fully in. We have to spend special items of 1-1.5 times this amount to get there. The phasing of the one-time cost should be done at this point in time and the cost synergies should be fully in. Of course, we will have an increase of synergies thereafter, not only from top line but also from cost synergies. However, the most important figure here to be mentioned is clearly the 1.5 billion in the year 2021. Does that answer your question? Tony Jones: Yes, thank you. Johannes Dietsch: Very good. Thank you. Hugh Grant: On trait licensing we have never shared details of these contracts over the years, but the general principles that have applied and the constructs on those have been open architecture where we broadly licensed and the general principle that those licences would commute. That is something that obviously was studied in depth during due diligence by the Bayer team and we both took robust advice on that. Our licensing model is a very well-established one at this point. Jeremy Redenius (Bernstein): Thanks for taking the question. Firstly, the profitability of your companies over the last couple of decades has followed the cyclical profitability of the ag economy overall with a bit of a lag at RU. For example, both of your companies had EBIT margin lows in the high single digits around 2004, the last trough. Now the company EBIT margins are closer to 20% each, about three times higher. For an ag trough again how do you preserve margins going forward when farmers are struggling to break even? I imagine 17

Bayer Monsanto Acquisition Investor Conference Call 14th September 2016 innovation is a key part of the path forward, but how do you get paid for that if farmers are struggling and will probably continue to struggle? Johannes Dietsch: Yes, Jeremy, thanks for the question and this is going to be a joint exercise to try and give some colour on your perspective taking us back 10/12 years to where the industry is today. I think what has happened in the meantime is that business models have changed. Innovation has taken a much stronger penetration. If you look at the penetration of GMO seeds and with it the revenue model behind that, even in a trough the percentage of GMO seed planned is not going to change and with that the intrinsic profitability of the business. I am talking a little bit about US business here, it is not going to be even close to the trough percentages you are calling out, taking us back 10, maybe even 15, years. Some of the same is true with us. We have significantly invested into innovation. We have established a pricing model that actually also rewards us appropriately for the innovation we are bringing to market. For the Bayer business I can only direct you to our existing guidance and that is that over the cycle we see our business perform in the range of 23-25% EBITDA margin. The 2004/5 time is not a good proxy for a trough and we are in a deep trough today. Hugh Grant: I do not have much to add to that. I just say that despite the trough and the trough is real, we hear it from our customers, we still have leading EBITDA margins in this space. My experience has been over that time that in times of high performance for growers they are looking for the best possible stuff to optimise their yields. The flip side also applies. In difficult times they are looking for the best performance stuff to mitigate their losses. It is a lot more fun when the cycle is on the uptick but growers look for the best performing products and they look for the technological edge because they need efficiency drivers. I think we lead the pack in EBITDA margins despite the downturn. Jeremy Redenius: Great. Thank you very much for that. Dr Jürgen Beunink: On behalf of my colleagues I would like to thank you for being with us on the call today and thank you for your questions. Now we would like to say goodbye. [END OF TRANSCRIPT] 18